Filed by: Republic Royalty Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                           of the Securities Exhange Act of 1934
                                                   Commission File No. 132-02212
                                       Subject Company: Republic Royalty Company

     Attached as Exhibit 99.1 is a press release issued by Dorchester Hugoton, Ltd., Republic Royalty Company, and Spinnaker Royalty Company, L.P. on December 27, 2002 with respect to the Special Meeting of Unitholders/Limited Partners scheduled for December 30, 2002.


     THE FOREGOING DOES NOT CONSTITUTE AN OFFER TO BUY, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL PARTNERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT, AND SUPPLEMENTS THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH PARTNER REQUESTING SUCH PARTNER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WERE MAILED TO PARTNERS ON OCTOBER 31, 2002 AND SUPPLEMENT NO. 1 WAS MAILED DECEMBER 13, 2002 AND ARE AVAILABLE FROM DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ON REQUEST. THE PROSPECTUS/PROXY STATEMENT, SUPPLEMENTS THERETO AND RELATED SOLICITATION/RECOMMENDATIONS ARE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton, Republic and Spinnaker and their respective General Partners, directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton, Republic and Spinnaker in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT AND SUPPLEMENTS THERETO RELATING TO THE TRANSACTION.

                                                                    Exhibit 99.1


NEWS RELEASE                                             Dorchester Hugoton Ltd.
                                                  Spinnaker Royalty Company L.P.
--------------------------------------------------------------------------------
Release Date: December 27, 2002                                        Suite 300
                                                            3738 Oak Lawn Avenue
                                                             Dallas, Texas 75219
Contact: Dorchester Hugoton, Ltd. - James E. Raley                 (972)864-8610
         Spinnaker Royalty Company, L.P. - William Casey McManemin (214)559-0300
--------------------------------------------------------------------------------


  DORCHESTER HUGOTON, LTD. AND SPINNAKER ROYALTY COMPANY, L.P. SPECIAL MEETINGS
                         SCHEDULED FOR DECEMBER 30, 2002
                    WILL BE ADJOURNED UNTIL JANUARY 29, 2003


     DALLAS,  TEXAS - December 27, 2002 --  Dorchester  Hugoton,  Ltd.  (Nasdaq:
DHULZ) announced today that the Special Meeting of its Unitholders scheduled for December 30, 2002 will be adjourned until January 29, 2003 at 10:00 a.m. at the Holiday Inn at 11350 LBJ Freeway at Jupiter Road, Dallas, Texas, 75238. Similarly, Spinnaker Royalty Company, L.P. also announced today that the Special Meeting of its Limited Partners scheduled for December 30, 2002 will be adjourned until January 29, 2003 at 11:00 a.m. at the Holiday Inn at 11350 LBJ Freeway at Jupiter Road, Dallas, Texas, 75238. The reconvened meetings will be held to consider and vote upon the proposed combination of Dorchester Hugoton, Republic Royalty Company, and Spinnaker into Dorchester Minerals, L.P., a new publicly traded limited partnership.

     The reason for the adjournments is to allow sufficient time for the Republic ORRI owners to finalize their consent. Approval of the combination requires the consent of all of the Republic ORRI owners. The adjournments will also provide the partners of Dorchester Hugoton, Republic and Spinnaker additional time to consider modifications that the parties to the combination may make with respect to enhanced rights of Dorchester Minerals' common unit holders, further restrictions on Dorchester Minerals' general partner in the areas of partnership governance and acquisition opportunities, registration rights for the Republic ORRI owners and avoidance of unrelated business taxable income.

     The respective general partners of Dorchester Hugoton, Republic and Spinnaker believe that such modifications will not change the fundamental economic terms of the combination and will be generally favorable to common unit holders of Dorchester Minerals. The total number of Dorchester Minerals common units to be issued in the combination and the number of common units that the partners of each partnership will receive will remain the same. Each unit of Dorchester Hugoton will be exchanged for one common unit of Dorchester Minerals. Each holder of Dorchester Hugoton units will receive a liquidating cash distribution upon the exchange of its Dorchester Hugoton units. It is not necessary for unitholders/limited partners to vote on the proposed combination again unless they wish to change their vote.

     In connection  with the proposed  modifications  and the adjournment of the special meetings, a supplement to Dorchester Minerals' prospectus/proxy statement may be distributed that describes the modifications. Additionally, the termination provisions of the combination agreement have been amended to allow for the later special meeting dates and the subsequent closing of the combination.

     THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE PROPOSED TRANSACTION WILL BE OFFERED ONLY PURSUANT TO A PROSPECTUS/PROXY STATEMENT INCLUDED IN A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

     ALL PARTNERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT, AND SUPPLEMENTS THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION/RECOMMENDATIONS THAT WILL BE PROVIDED TO EACH PARTNER REQUESTING SUCH PARTNER'S VOTE, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. A COPY OF THE PROSPECTUS/PROXY STATEMENT AND RELATED SOLICITATION/RECOMMENDATIONS WERE MAILED TO PARTNERS ON OCTOBER 31, 2002 AND SUPPLEMENT NO. 1 WAS MAILED DECEMBER 13, 2002 AND ARE AVAILABLE FROM DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER ON REQUEST. THE PROSPECTUS/PROXY STATEMENT, SUPPLEMENTS THERETO AND RELATED SOLICITATION/RECOMMENDATIONS ARE AVAILABLE ON THE INTERNET AT THE SECURITIES AND EXCHANGE COMMISSION'S WORLD WIDE WEB SITE AT HTTP://WWW.SEC.GOV.

     Dorchester Hugoton, Republic and Spinnaker and their respective General Partners, directors and/or officers, as applicable, may be deemed under the Rules of the Securities and Exchange Commission to be "participants in the solicitation" of proxies from the security holders of Dorchester Hugoton, Republic and Spinnaker in favor of the transaction. SECURITY HOLDERS OF DORCHESTER HUGOTON, REPUBLIC AND SPINNAKER MAY OBTAIN INFORMATION REGARDING THE INTERESTS OF THE "PARTICIPANTS IN THE SOLICITATION" BY READING THE PROSPECTUS/PROXY STATEMENT AND SUPPLEMENTS THERETO RELATING TO THE TRANSACTION.


                                      -30-